SCHEDULE A

BLANTYRE CAPITAL II LIMITED

Name	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Nicholas Blaise Tappin	External Office 113 / Office 2201 Floor 22, Sky Tower, Shams Abu Dhabi Al Reem Island, Abu Dhabi United Arab Emirates	Director	N/A	Swiss and British
Joseph Salegna[1]	External Office 113 / Office 2201 Floor 22, Sky Tower, Shams Abu Dhabi Al Reem Island, Abu Dhabi United Arab Emirates	Director	Blantyre Capital US LLC; Subsidiary of Blantyre Capital Limited and affiliate of Blantyre Capital II Limited	United States

1 Mr. Salegna is an employee of Blantyre Capital US LLC, a subsidiary of Blantyre Capital Limited. He serves as Chief Financial Officer of Blantyre Capital Limited and Finance Officer (in addition to being a director) of Blantyre Capital II Limited.